UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM SD
SPECIALIZED DISCLOSURE REPORT

MAPLEBEAR INC.
(Exact name of registrant as specified in its charter)

Delaware	001-41805	46-0723335
(State or other jurisdiction of incorporation or organization)	(Commission File Number)	(IRS Employer Identification No.)

50 Beale Street, Suite 600 San Francisco, California	94105
(Address of principal executive offices)	(Zip code)
Morgan Fong Chief Legal and Global Affairs Officer (888) 246-7822
(Name and telephone number, including area code, of the person to contact in connection with this report.)

Check the appropriate box to indicate the rule pursuant to which this Form is being submitted, and provide the period to which the information in this Form applies:

☒    Rule 13p-1 under the Securities Exchange Act (17 CFR 240.13p-1) for the reporting period from January 1 to December 31, 2025.
☐    Rule 13q-1 under the Securities Exchange Act (17 CFR 240.13q-1) for the fiscal year ended ___________.

Section 1 – Conflict Minerals Disclosure

This Specialized Disclosure Report on Form SD (“Form SD”) of Maplebear Inc., a Delaware corporation (“we,” “us,” “our,” and “Instacart”), is filed pursuant to Rule 13p-1 promulgated under the Securities Exchange Act of 1934, as amended (the “Rule”), and in accordance with the Instructions to Form SD except, however, that we are relying on the Updated Statement on the Effect of the Court of Appeals Decision on the Conflict Minerals Rule issued by the Division of Corporation Finance of the U.S. Securities and Exchange Commission (“SEC”) on April 7, 2017 (the “April 2017 Guidance”). As permitted under the April 2017 Guidance, this Form SD does not address Item 1.01(c) of Form SD.

The use of conflict minerals necessary to the functionality or production of our products contracted to be manufactured between January 1, 2025 and December 31, 2025 (the “Reporting Period”), triggered a requirement to conduct in good faith a reasonable country of origin inquiry (“RCOI”) regarding those conflict minerals that is reasonably designed to determine whether any of the conflict minerals originated in the Democratic Republic of the Congo or an adjoining country (the “Covered Countries”) or are from recycled or scrap sources. “Conflict minerals” are defined in Item 1.01(d)(3) of Form SD as columbite-tantalite (coltan), cassiterite, gold, wolframite, or their derivatives, which are limited to tantalum, tin, and tungsten (“3TG”).

Item 1.01 Conflict Minerals Disclosure and Report

Instacart is the leading technology and enablement partner for the grocery industry. The key pillars of our technology are Instacart Marketplace — where customers can shop from their favorite retailers through our app or website — Instacart Enterprise platform — our end-to-end technology solution encompassing ecommerce, fulfillment, Connected Stores (as described below), ads and marketing, and insights — and Instacart Ads, which includes a wide breadth of advertising solutions for brands.

Through our Connected Stores offerings, we help retailers create a unified, seamless, and personalized experience across their online and in-store footprints by leveraging technologies, including Caper Carts, which are AI-powered smart carts.

We do not directly manufacture Caper Carts and instead rely on contract manufacturers to manufacture and assemble Caper Carts. We determined that 3TG are present in certain components of Caper Carts, and these conflict minerals are necessary to the functionality or production of Caper Carts.

We do not purchase 3TG directly from mines, smelters, or refiners, and we do not make any direct purchases of raw ore or unrefined 3TG in the Covered Countries. We are several levels removed from the mining, smelting, and refining of 3TG, and we rely on our direct suppliers to provide information regarding the countries of origin and source of 3TG in Caper Carts. The information provided by our direct suppliers may be inaccurate or incomplete, and our ability to independently verify supplier-reported information is limited.

Reasonable Country of Origin Inquiry

In accordance with the Rule, we undertook a good faith RCOI for the Reporting Period to determine whether the 3TG necessary to the functionality or production of Caper Carts was sourced from the Covered Countries or are from recycled or scrap sources.

We directly contacted our three direct suppliers of the components of the Caper Carts during the Reporting Period in order to determine whether 3TG were contained in these components. These measures included requesting a completed Conflict Minerals Reporting Template (“CMRT”) from each direct supplier. The CMRT is a standardized reporting template developed by the Responsible Minerals Initiative designed to facilitate the transfer of information through the supply chain regarding mineral country of origin and the smelters and refiners being utilized.

Based on our outreach, we received the following responses:

•One supplier confirmed that it did not use any 3TG in the components supplied to us during the Reporting Period;
•One supplier confirmed that it used 3TG in the components supplied to us during the Reporting Period, but represented that the smelters in its supply chain did not source the 3TG from the Covered Countries; and
•One supplier did not provide a completed CMRT. We made follow-up attempts with the supplier to obtain a completed CMRT and requested any available information regarding the supplier’s sourcing of 3TG, but the supplier declined to cooperate with any of our requests. We terminated this supplier during the Reporting Period for general business reasons.

We believe our RCOI process was reasonably designed and performed in good faith. However, there are inherent limitations in the information provided by third parties, including but not limited to potential inaccuracies, incompleteness, or falsified information despite our efforts to review and verify the information provided. With respect to the non-responsive supplier, we were unable to independently verify whether 3TG used in that supplier’s components originated from the Covered Countries.

Determination

Based on our RCOI, we are unable to determine with absolute assurance the countries of origin of the 3TG in the Caper Carts, and, therefore, we cannot exclude the possibility that some portion may have originated in the Covered Countries and are not from recycled or scrap sources.

Pursuant to the April 2017 Guidance, we have provided only the disclosure required under the provisions of paragraphs (a) and (b) of Item 1.01 of Form SD.

Additional Information

This Form SD is publicly available on our website at https://investors.instacart.com/financials-filings/sec-filings as well as the SEC’s EDGAR database at www.sec.gov. The content of any referenced website in this Form SD is included for general information only and is not incorporated by reference into and should not be considered part of this Form SD.

Item 1.02 Exhibit

None.

Section 2 – Resource Extraction Issuer Disclosure

Item 2.01 Resource Extraction Issuer Disclosure and Report

Not applicable.

Section 3 – Exhibits

Item 3.01 Exhibits

Not applicable.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the duly authorized undersigned.

MAPLEBEAR INC.

Date: May 29, 2026	By:	/s/ Morgan Fong
Morgan Fong
Chief Legal and Global Affairs Officer